Kingtone Wirelessinfo Solution Holding Ltd

3rd Floor, Borough A, Block A. No.181

South Taibai Road, Xi’an, Shaanxi Province

People’s Republic of China 710065

Tel: (86) 29-88266368

August 17, 2016

Via Edgar

Mr. Craig D. Wilson

Sr. Asst. Chief Accountant

Office of Information Technologies and Services

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Kingtone Wirelessinfo Solution Holding Ltd
Form 20-F
Filed January 20, 2016
File No. 001-34738

Dear Mr. Wilson,

Kingtone Wirelessinfo Solution Holding Ltd, a company organized under the laws of the British Virgin Islands (the “Company” or “we”), is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission dated August 4, 2016 (the “Comment Letter”) to the Company, with respect to the Company’s subject filings. As our counsel Elizabeth Chen from Pryor Cashman LLP discussed with one of the Staff Ms. Mengyao Lu over the phone call yesterday morning, we hereby submit this written extension request. We expect to respond to the Comment Letter by Wednesday, August 31, 2016.

Please feel free to contact me or Elizabeth Chen, Esq. at 212-326-0199 or via fax at 212-798-6366, or Meng-Jen Lin, Esq. at 212-303-0522 or via fax at 212-798-6937 in case you have any further comments or questions in this regard.

Sincerely,

/s/ Li Wu
Li Wu
Chief Financial Officer